UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 27, 2021

DuPont de Nemours, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38196	81-1224539
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

974 Centre Road, Building 730 Wilmington, Delaware	19805
(Address of Principal Executive Offices)	(Zip Code)

(302) 774-3034

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On January 27, 2021, DuPont de Nemours, Inc. (“DuPont”) issued a press release announcing that, in connection with its previously announced offer to exchange shares of DuPont common stock, par value $0.01 per share (“DuPont common stock”), for shares of common stock, par value $0.01 per share (“N&B common stock”) of Nutrition & Biosciences, Inc. (“N&B”), the final exchange ratio is 0.7180.

The exchange offer is part of DuPont’s previously announced Reverse Morris Trust transaction with International Flavors & Fragrances Inc. (“IFF”). Immediately following the exchange offer and any pro rata distribution of shares of N&B common stock to eligible DuPont stockholders, N&B will merge with a subsidiary of IFF and become a wholly-owned subsidiary of IFF, and each share of N&B common stock will be converted into one share of common stock, par value $0.125 of IFF (“IFF common stock). As a result, DuPont stockholders who tender their shares of DuPont common stock in the exchange offer will receive approximately 0.7180 shares of IFF common stock (subject to the receipt of cash in lieu of fractional shares) for each share of DuPont common stock that is validly tendered and not properly withdrawn and accepted for exchange.

As described in the Prospectus, dated December 31, 2020 (the “Prospectus”), forming a part of the registration statement on Form S-4/S-1 of Nutrition & Biosciences, Inc., and in DuPont’s Tender Offer Statement on Schedule TO, the exchange ratio for the exchange offer is subject to an upper limit. The final calculated per-share value of DuPont common stock and the final calculated per-share value of N&B common stock, in each case determined in the manner described in the Prospectus, and applying the discount described in the Prospectus, would have resulted, if the exchange offer did not contain an upper limit, in an exchange ratio of more than the upper limit of 0.7180. Accordingly, the upper limit is in effect, and the final exchange ratio has been set at 0.7180 shares of N&B common stock for each share of DuPont common stock accepted in the exchange offer.

The final calculated per-share values of DuPont common stock and N&B common stock were $79.8696 and $114.0990, respectively, and, in accordance with the terms of the exchange offer and as described in the Prospectus, were determined by DuPont by reference to the simple arithmetic average of the daily volume-weighted average prices of DuPont common stock and IFF common stock, respectively, on the New York Stock Exchange on January 25, 2021, January 26, 2021, and January 27, 2021.

Based on the final exchange ratio, DuPont currently expects to accept approximately 197.4 million shares of its common stock for exchange if the exchange offer is fully subscribed and depending on the number of IFF shares to be issued in the merger. If the exchange offer is not fully subscribed, the number of shares accepted by DuPont will be less than that amount.

The exchange offer will be subject to proration if it is oversubscribed, and the number of shares accepted in the exchange offer may be fewer than the number of shares tendered. If the exchange offer is consummated but not fully subscribed, DuPont will distribute the remaining shares of N&B common stock on a pro rata basis to eligible DuPont stockholders in the clean-up spin-off. DuPont previously announced that its Board of Directors has set a record date for the clean-up spin-off as the close of business on January 29, 2021, which is subject to adjustment in the event of any extension or termination of the exchange offer; provided, however, that any DuPont stockholder who validly tenders and whose shares of DuPont common stock are accepted in the exchange offer, waives and forfeits their rights with respect to such tendered shares of DuPont common stock to receive shares of N&B common stock in the clean-up spin-off pro rata distribution.

The exchange offer is scheduled to expire at one minute after 11:59 p.m., New York City time, on January 29, 2021, unless it is extended or terminated. The exchange offer and the merger are subject to customary closing conditions, as described further in the Prospectus.

A copy of the DuPont’s press release announcing the final exchange ratio is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, dated January 27, 2021.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

Additional Information About the Transaction and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed transaction, N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, DUPONT’S SCHEDULE TO AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT N&B, IFF AND DUPONT AND THE PROPOSED TRANSACTION. The registration statements, DuPont’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents and each of the companies’ other filings with the SEC (when available) can also be obtained free of charge, with respect to DuPont and N&B, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by telephone at 888-660-8331, or, with respect to IFF, upon written request to International Flavors & Fragrances Inc. investor relations at 521 West 57th Street, New York, New York 10019 or by calling (212) 708-7164.

In addition, for any questions about the exchange offer generally you may contact the information agent, Georgeson LLC, at 888-660-8331.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks and costs related to the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”) and the distribution of Dow Inc. on April 1, 2019 (the “Dow Distribution” and together with the Corteva Distribution the “Previous Distributions”) including indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”), a subsidiary of Corteva, in connection with the Corteva Distribution and potential liability arising from fraudulent conveyance and similar laws in connection with the Previous Distributions, (7) risks and costs related to the performance under and impact of the cost sharing arrangement by and between DuPont, Corteva, Inc. and The Chemours Company related to future eligible PFAS liabilities, (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related

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standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among

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other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUPONT DE NEMOURS, INC.
Registrant

Date: January 27, 2021	By:	/s/ Michael G. Goss
	Name:	Michael G. Goss
	Title:	Vice President and Controller

Exhibit 99.1

NEWS RELEASE

DuPont Sets Final Exchange Ratio of 0.7180 in Split-Off Exchange Offer in Connection with IFF Transaction

WILMINGTON, Del., Jan. 27, 2021 – DuPont (NYSE: DD) announced today that the final exchange ratio for its exchange offer will be 0.7180 shares of common stock of Nutrition & Biosciences, Inc. (“N&B”) for each share of DuPont common stock that is validly tendered and not properly withdrawn and accepted for exchange. The exchange offer is part of DuPont’s previously announced Reverse Morris Trust transaction with International Flavors & Fragrances Inc. (NYSE: IFF) (“IFF”).

Following the exchange offer and any pro rata distribution of shares of N&B common stock to eligible DuPont stockholders, N&B will merge with a subsidiary of IFF and become a wholly-owned subsidiary of IFF, and each share of N&B common stock will be converted into one share of IFF common stock. As a result, DuPont stockholders who tender their shares of DuPont common stock in the exchange offer will receive approximately 0.7180 shares of IFF common stock (subject to the receipt of cash in lieu of fractional shares) for each share of DuPont common stock accepted for exchange.

The final calculated per-share value of DuPont common stock and the final calculated per-share value of N&B common stock, in each case determined in the manner described in the Prospectus, dated December 31, 2020 (the “Prospectus”), and applying the discount described in the Prospectus would have resulted, if the exchange offer did not contain an upper limit, in an exchange ratio of more than the upper limit of 0.7180. Accordingly, the upper limit is in effect, and the final exchange ratio has been set at 0.7180 shares of N&B common stock for each share of DuPont common stock accepted in the exchange offer.

The exchange offer is scheduled to expire at one minute after 11:59 p.m., New York City time, on January 29, 2021, unless terminated or extended. Accordingly, DuPont stockholders may tender or withdraw their shares of DuPont common stock until that time by following the procedures described in the Prospectus, the Letter of Transmittal and the Exchange and Transmittal Information Booklet. The closing of the merger is expected to occur promptly following the consummation of the exchange offer. The transactions are subject to customary closing conditions, as described in the Prospectus.

Based on the final exchange ratio, DuPont currently expects to accept approximately 197.4 million shares of its common stock for exchange if the exchange offer is fully subscribed and depending on the number of IFF shares to be issued in the merger. If the exchange offer is not fully subscribed, the number of shares accepted by DuPont will be less than that amount. The exchange offer will be subject to proration if it is oversubscribed, and the number of shares accepted in the exchange offer may be fewer than the number of shares tendered. If the exchange offer is consummated but not fully subscribed, DuPont will distribute the remaining shares of N&B common stock on a pro rata basis to eligible DuPont stockholders in the clean-up spin-off. DuPont previously announced that its Board of Directors has set a record date for the clean-up spin-off as the close of business on January 29, 2021, which is subject to adjustment in the event of any extension or termination of the exchange offer. Any DuPont stockholder who validly tenders and whose shares of DuPont common stock are accepted in the exchange offer, waives and forfeits their rights with respect to such tendered shares of DuPont common stock to receive shares of N&B common stock in the clean-up spin-off.

For more information about the exchange offer, please visit www.dupontexchangeoffer.com or contact the information agent, Georgeson LLC, at 888-660-8331.

#    #    #

DuPont™, the DuPont Oval Logo, and all trademarks and service marks denoted with ™, SM or ® are owned by affiliates of DuPont de Nemours, Inc. unless otherwise noted.

1/27/21

FOR TRANSACTIONAL INFORMATION RELATED TO TENDERING YOUR SHARES, CONTACT:

Georgeson LLC

Telephone: 888-660-8331

FOR OTHER INQUIRIES, CONTACT:

DuPont Investors:

Leland Weaver

+1 302-999-2477

Leland.weaver@dupont.com

DuPont Media:

Dan Turner

+1 302-299-7628

Daniel.a.turner@dupont.com

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information about the company, its businesses and solutions can be found at www.dupont.com. Investors can access information included on the Investor Relations section of the website at investors.dupont.com.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks and costs related to the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”) and the distribution of Dow Inc. on April 1, 2019 (the “Dow Distribution” and together with the Corteva Distribution the “Previous Distributions”) including indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”), a subsidiary of Corteva, in connection with the Corteva Distribution and potential liability arising from fraudulent conveyance and similar laws in connection with the Previous Distributions, (7) risks and costs related to the performance under and impact of the cost sharing arrangement by and between DuPont, Corteva, Inc. and The Chemours Company related to future eligible PFAS liabilities, (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information About the Transaction and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed transaction, N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, DUPONT’S SCHEDULE TO AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT N&B, IFF AND DUPONT AND THE PROPOSED TRANSACTION. The registration statements, DuPont’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents and each of the companies’ other filings with the SEC (when available) can also be obtained free of charge, with respect to DuPont and N&B, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by telephone at 888-660-8331, or, with respect to IFF, upon written request to International Flavors & Fragrances Inc. investor relations at 521 West 57th Street, New York, New York 10019 or by calling (212) 708-7164.

In addition, for any questions about the exchange offer generally you may contact the information agent, Georgeson LLC, at 888-660-8331.

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